American Telstar, Inc.

                               444 Park Forest Way

                              Wellington, FL 33414

                            Telephone: (561) 798-4294



                                November 27, 2009

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Tia Jenkins, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

     Re:   American Telstar, Inc.
           Form 10-K for Fiscal year ended July 31, 2009, Filed October 27, 2009 File No. 000-52387

Dear Ms. Jenkins:

Please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Amendment No. 1 to Form 10-K for the fiscal year ended July 31, 2009.

I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Form 10-K/A.

To expedite your review, please accept the following in response to the comments of the Commission dated November 19, 2009.

     Comment 1:   Revised as requested. See Certifications.


Please let me know if you have further comments or questions.

Sincerely,


/s/ Charles Calello
-------------------
Charles Calello